3M - HEARx
                            Agreement
                           May 1, 1995


HEARx, Ltd. admits that it currently owes to 3M $808,000 for product 3M delivered to HEARx prior to this agreement, but which HEARx did not pay for, and that amount is currently due and payable, and not subject to any set-off or counterclaim.

In addition, 3M loaned to HEARx $400,000 with the understanding that HEARx would find another investor to purchase its common stock. HEARx then was to convert the $400,000 debt to equity. Unfortunately, HEARx has not been able to find such an investor.

This agreement provides the terms and conditions by which 3M will agree not to demand immediate payment of the $808,000 HEARx owes
3M and by which the $400,000 loan will be converted to equity.

     1. HEARx will convert the $400,000 loan to HEARx preferred stock convertible into common stock at $0.85 per share, pursuant to a separate stock purchase agreement. HEARx will deliver the stock certificates to 3M within 30 days after this agreement is signed.

          Failure to deliver the certificates or to other breach of stock purchase agreement are material breaches of this agreement, and all obligations ($808,000 plus $400,000) will be immediately due and payable, in addition to the remedies described in paragraph 4.E.

     2.   Nonexclusive distributor.
          HEARx will no longer be the exclusive dispenser of 3M products in its territory. 3M may sell to any customer or dispenser in the territory. This modifies the Second Amended Distribution and Supply Agreement, dated June 28, 1993, between HEARx and 3M.

     3.   HEARx will pay to 3M $208,000 by December 12, 1995.
          HEARx may make partial payments prior to that date. 3M will set-off credits to HEARx against the $208,000 debt.

          HEARx will pay interest on the balance existing on the first day of each month at the rate of 1% per month. The interest will accrue each month and will be due and payable on December 12, 1995. HEARx may prepay any interest that has accrued.

          The $208,000 will be applied against the $808,000 which is currently due. The interest will not be applied against that amount.

          Failure to make these payments is a material breach of this agreement, and all obligations will be immediately due and payable, in addition to the remedies described in paragraph 4.E.

     4. After making the payment described paragraph 3, HEARx will owe 3M $600,000, without any right to set-off or counterclaim. This amount is immediately due and payable, but 3M will not demand payment until January 31, 1999, provided that complies with the following terms and conditions:

          A.   Minimum total purchases.
               HEARx will purchase an additional 26,000 hearing aid units (net of returns) from 3M by December 31, 1998.

          B.   Minimum annual purchases.
               HEARx will purchase a minimum of 3,200 units (net of returns) in 1995, and 4,800 units (net of returns) in each additional calendar year. (Note:
               to reach 26,000 units, HEARx would have to purchase 6,500 units per year.)

               1. If HEARx fails to purchase 3,200 units in 1995 or 4,800 units (net of returns) in a subsequent year, it may avoid breaching this condition by paying to 3M a lump sum equal to the difference between 3,200 in 1995 or 4,800 in subsequent years and the net number of units it purchased during the calendar year multiplied by the charge described in 4.B.2.

               2. The charge will increase each year. The year below is the year in which HEARx fails to purchase its minimum:

                              1995: $23/unit
                              1996: 26/unit
                              1997: 29/unit
                              1999: 33/unit

               3.   HEARx must make the lump sum payment by
                    January 31 of the following year. The lump sum payment will be in addition to HEARx's obligation; it will not reduce the obligation.

          C.   Conversion of debt to equity.
               For every 5,200 units HEARx purchases from 3M (net of returns), $120,000 of the HEARx's debt will be converted to HEARx preferred stock convertible into common stock at $0.85 per share pursuant to a separate stock purchase agreement reducing HEARx's obligation by $120,000. 3M will notify that it purchased 5,200 units.

               HEARx stock certificates will be delivered to 3M within 30 days after 3M gives notice.

               Failure to deliver the certificates or other breach of stock purchase agreement are breaches of this agreement, and all obligations will be immediately due and payable, in addition to the remedies described in paragraph 4.E and 4.F.

               HEARx must purchase 26,000 units by December 31, 1998, to convert all of the debt to equity.

          D.   Purchases.
               1.   Prices.
                    A.   Conventional units
                         HEARx will purchase conventional units
                         at the prices and terms and conditions
                         stated in Exhibit A.  3M may increase
                         prices once per year, by no more than
                         the increase of the producer's price
                         index for Surgical,  Medical & Dental
                         Instruments for the previous year of 5%, whichever is less.

                    B.   Other units (e.g., programmable)
                         HEARx will purchase other units at the
                         prices and terms and conditions stated
                         in 3M's price pages current at the time
                         of HEARx's order.

               2. Payment is due net 30 days from the end of the month in which the aid was shipped from 3M.

               3. 'Net purchases' are HEARx's purchases of 3M hearing aid units less its returns during each year of this agreement.

          E.   Breach of 4.B.
               If HEARx fails to purchase 3,200 units during 1995 or 4,800 units in 1996 or 1997 and fails to pay the lump sum described in 4.B by January 31 of the next year, the amount remaining of its obligation plus the difference between 26,000 units and the total net purchases made by HEARx multiplied by the charge stated in 4.B.2 will be immediately due and payable.

          F. Payment of the obligation at the end of this agreement.
               If HEARx fails to purchase 26,000 units by December 31, 1998, the amount remaining of its obligation plus the difference between 26,000 units and the total net purchases made by HEARx multiplied by $33 will be immediately due and payable.

          G.   Timely payment of current accounts.
               HEARx will pay all current accounts within 30 days after the date of the invoice. (See paragraph 4.D). If HEARx fails to make any payment on time, it will be in breach of this agreement, and all obligations will be immediately due and payable, including the applicable lump sum described in 4.E and 4.F.

               3M will give seven days notice to make payment the first time HEARx fails to make its payment on time. 3M will not give notice on subsequent failures.

     6.   Taxes.
          HEARx is responsible for paying all taxes applicable to this agreement, for example, the Florida documentary stamp tax, if applicable.

     7.   Dispute Resolution.
          This agreement is made in Minnesota, and Minnesota law will apply. All litigation relating to this agreement will be commenced in Minnesota. HEARx agrees to the jurisdiction of Minnesota courts. HEARx and 3M waive their right to a jury trial.

     8.   Complete Agreement.
          This is the complete agreement regarding these issues.
          It supersedes all previous agreements. It may be modified only by written agreement.


MINNESOTA MINING AND                    HEARx Ltd.
MANUFACTURING COMPANY


By: /s/ G.J. Sabongi                    By: /s/ Paul Brown
  G. J. Sabongi, Ph.D.                    Paul Brown, M.D.
  Business Manager                        Chairman